BY EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Senior Staff Accountant, James Peklenk

Senior Staff Accountant, Mark Brunhofer

Re: Aegerion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 10, 2014

File No.001-34921

Ladies and Gentlemen:

This letter is submitted on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) in response to the comments in the letter dated December 9, 2014 (the “Comment Letter”) from Jim B. Rosenberg of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Marc D. Beer, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Commission on March 3, 2014 (the “2013 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 as filed with the Commission on November 10, 2014. The Staff’s comments are reproduced below in bold in the order in which they were set out in the Comment Letter and the Company’s corresponding responses are shown below the applicable comments are numbered accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

1. In your research and development expenses discussion on page 84 you indicate that these expenses increased in 2013 by $2.1 million related to outside services costs to support your medical affairs personnel in their efforts to increase educational awareness of homozygous familial hypercholesterolemia (HoFH). You also disclose that you expect research and development expenses to increase in 2014 in part as a result of headcount increases in your medical affairs function. Please tell us the activities undertaken by your medical affairs function and why these expenditures qualify as research and development under ASC 730-10-20. In your response specifically explain to us how educational efforts to promote the awareness of HoFH presumably to the medical community and potential patients is indicative of discovering new knowledge or applying new knowledge to new products and why this educational activity is not marketing or administrative in nature. Reference for us the authoritative literature you rely upon to support your classification of your medical affairs expenditures.

Response to Comment No. 1

In response to the Staff’s comment, the Company acknowledges that the description of the activities performed by its Medical Affairs function within its Management’s Discussion and Analysis of Financial Condition and Results of Operations did not fully describe the activities that it performs. The Company has provided a more in-depth description below, as well as provided an analysis the Company considered in classifying such costs as research and development (“R&D”) pursuant to guidance prescribed by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 730, Research and Development (“ASC 730”). Furthermore, the Company intends to provide further disclosure of the nature of the activities performed by its Medical Affairs function in its future filings with the Commission.

The Company first thought it would be helpful to clarify that the activities the Medical Affairs function performs are not directed at promoting products or finding new patients for the Company’s only marketed product during the applicable periods, lomitapide (JUXTAPID™), approved in the United States (“U.S.”) for adult patients with homozygous familial hypercholesterolemia (“HoFH”). The educational efforts of the Medical Affairs function to the scientific and medical communities are conducted in such a fashion as to share knowledge and facilitate scientific and medical exchange with physicians and other experts. The activities of the Medical Affairs function are described in more detail below:

(i)	Grants to support independent medical education programs in a number of medical and disease-related areas, primarily related to familial hypercholesterolemia (“FH”) (not specific to HoFH) and cardiovascular disease areas;

(ii)	Support for pharmacovigilance (defined as a process that involves the collection, analysis and reporting of safety data that is generated in association with the use of a drug) designed to provide the Company with important knowledge on potential new safety signals associated with its product, lomitapide, and to generate the information the Company needs to assess and report adverse events;

(iii)	Scientific and medical advisory boards to obtain input from experts and practitioners on a variety of medical topics relevant to HoFH and lomitapide;

(iv)	Scientific and medical exchange in response to unsolicited requests from healthcare professionals; and

(v)	Conduct of an observational cohort (exposure) study of lomitapide. The observational cohort study is a Phase 4 study that generates new data on the long-term safety profile of lomitapide, the patterns of use and compliance and the long-term effectiveness of lomitapide in controlling LDL-C levels.

The Company performed both a quantitative and qualitative analysis of the $11.4 million in expenses related to the Medical Affairs function that were classified as R&D in the year ended December 31, 2013. Based on this analysis, the Company believes that $10.3 million of the expenses were properly classified as R&D expenses, and that $1.1 million of the expenses are more appropriately classified as selling, general and administrative (“SG&A”).

The $10.3 million in expenses that the Company believes were appropriately classified as R&D expenses consist of $6.3 million in personnel-related expenses and $4.0 million paid to third parties. The Company evaluated these expenses in accordance with ASC 730 and related implementation guidance, and has concluded that the nature of such costs is consistent with the definition of Research and Development in ASC 730-10-20 in that the activities are designed to generate new information, or to facilitate the exchange of ideas, some of which may ultimately be used by the Company as the impetus for significant improvements to or new formulations of lomitapide, or to evaluate use of lomitapide in potentially other areas, or in the development by others of potential new products, which in turn might require years of further product research and development and evaluation through clinical studies. Below are the activities described previously that the Company’s Medical Affairs function performs mapped to the related implementation guidance.

Description of Activity	Applicable guidance	Guidance Description
(i) Grants to support independent medical education programs in a number of medical and disease-related areas, primarily related to FH and cardiovascular disease.	ASC 730-10-55-1b ASC 730-10-55-1c	-Searching for applications of new research findings or other knowledge -Conceptual formulation and design of possible product or process alternatives

These grants fund independent medical education programs which are intended to enhance the knowledge base of healthcare professionals, and provide a forum for discussion of new data, information and other knowledge that could potentially lead the participants to generate ideas for the development of other products.

(ii) Pharmacovigilance support designed to provide the Company with important knowledge on potential new safety signals associated with its product, lomitapide, and to generate the information the Company needs to assess and report adverse events.

Information obtained through pharmacovigilance, which is an ongoing process, could lead to new knowledge that might become the impetus for further improvement of lomitapide, and may also generate new information as to additional risk areas that may require further study or may lead to ideas for new formulations of lomitapide or for potential new products.

	ASC 730-10-55-1b ASC 730-10-55-1c	-Searching for applications of new research findings or other knowledge; -Conceptual formulation and design of possible product or process alternatives

(iii) Scientific and medical advisory boards to obtain input from experts and practitioners on a variety of other medical topics relevant to HoFH and lomitapide.

These advisory boards are non-routine forums for medical experts and healthcare practitioners to meet with the Company to discuss information and other knowledge. These discussions may result in new ideas or may suggest areas of further study or may lead to ideas for new formulations of lomitapide or may lead to ideas for the development of potential new products.

	ASC 730-10-55-1b ASC 730-10-55-1c	-Searching for applications of new research findings or other knowledge; -Conceptual formulation and design of possible product or process alternatives

(iv) Scientific and medical exchange in response to unsolicited requests from healthcare professionals.

These meetings in which scientific and medical exchange take place are forums for open dialogue that include many topics such as: ideas for potential investigator-initiated research; ideas for independent medical education programs that require grants; ideas for new formulations or other improvements related to the use of lomitapide; ideas for potential development of new indications (such as familial chylomicronemia, a disease characterized by very high levels of triglycerides leading to severe pancreatitis, an indication for which lomitapide has been utilized on a compassionate use basis, but does not have FDA approval) or for the development of the second generation of lomitapide (both of which would require years of clinical study prior to marketing approval); and suggestions related to the potential development of new products.

ASC 730-10-55-1b ASC 730-10-55-1c	-Searching for applications of new research findings or other knowledge; -Conceptual formulation and design of possible product or process alternatives

(v) Conduct of an observational cohort (exposure) study of lomitapide, including a vascular imaging sub-study.

This Phase 4 study is non-routine activity. Information that arises from this study could lead to possible areas for further study of lomitapide or could lead to ideas for the development of new products.

ASC 730-10-55-1b ASC 730-10-55-1c ASC 730-10-55-1d

-Searching for applications of new research findings or other knowledge;

-Conceptual formulation and design of possible product or process alternatives

-Testing in search for or evaluation of product or process alternatives

As noted above, the Company has also determined that $1.1 million of the expenses related to Medical Affairs that were included as R&D expenses in 2013 are more appropriately classified under SG&A. These expenses consisted of $0.6 million paid to third parties and $0.5 million in personnel-related expenses. In the case of the personnel-related expenses, the amounts that were improperly classified consist of a 20% allocated share of the cost of the U.S. Medical Science Liaisons (MSLs) to account for the portion of the time they spent in 2013 providing training and informational support to the Company’s Commercial organization, and a 5% allocated share of the cost of the Medical Affairs management team to account for time spent in oversight of such activities. The amounts paid to third parties that were improperly classified as SG&A expenses relate to the following activities: advisory boards conducted with healthcare practitioners and other experts, but where the topics on which input was obtained related to future marketing materials; internal training of the commercial organization on medical topics; a marketing program where costs were misclassified under Medical Affairs; and support in preparation of the reports required under the FDA’s Risk Evaluation and Mitigation Strategies (REMS) program for lomitapide.

As a result of the conclusions drawn from the 2013 analysis, the Company decided to review the expenses related to Medical Affairs in the Company’s financial statements as filed with the Commission in Form 10-K for the year ended December 31, 2012 and within quarterly financial statements through the nine months ended September 30, 2014.

In the year ended December 31, 2012, the Company recorded $4.3 million in expenses related to the Medical Affairs function and classified such expenses as R&D. In 2012, the Company did not have any activities directed at pharmacovigilance support or the observational cohort study but, all other third party expenses incurred by the Medical Affairs function in 2012 were consistent with those performed by the Medical Affairs function in 2013. As for the personnel related costs, the Company hired its first MSLs (the group of internal employees whom the Company has deemed it appropriate to allocate a share of their time to SG&A) in December of 2012 and as the Company only received regulatory approval to commercially sell lomitapide in the U.S. on December 21, 2012, there was no training or informational support provided to the Commercial organization until the commercial launch of lomitapide (which occurred in January of 2013). Therefore, the Company believes that the $4.3 million in expenses related to the Medical Affairs function in 2012 were properly classified as R&D.

Through the nine months ended September 30, 2014, the Company has recorded an aggregate of $9.6 million in expenses related to the Medical Affairs function and classified such expenses as R&D in each of the quarterly financial statements filed with the Commission. The activities performed by the Medical Affairs function in 2014 were similar to those performed in 2013. The Company performed a similar quantitative and qualitative analysis of expenses related to the Medical Affairs function through the period ended September 30, 2014 and believes that $8.9 million of the expenses were properly classified as R&D expenses, and that $0.7 million of the expenses are more appropriately classified as SG&A.

As described above, the quantitative analysis performed by the Company determined that $0.7 million and $1.1 million of Medical Affairs expenses recorded through the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, were reported as R&D expenses, and are more appropriately classified as SG&A. The Company performed a materiality assessment in accordance with the Staff Accounting Bulletin No. 99 (“SAB 99”) by evaluating both quantitative and qualitative factors to determine whether or not the misclassification of certain SG&A expenses as R&D expenses in either 2013 or 2014 would have materially altered the information disclosed to a reasonable investor.

As a result of the misclassification of these expenses, the Company’s total R&D expenses recorded through the nine months ended September 30, 2014 were overstated by 2% and the Company’s total SG&A expenses were understated by 1%. As a result of the improper classification of these expenses in the year ended December 31, 2013, the Company’s total R&D expenses recorded in 2013 were overstated by 4% and, the Company’s total SG&A expenses were understated by 1% in its 2013 Form 10-K. The misclassification of these Medical Affairs expenses had no financial statement impact on the amount of total operating expenses and therefore, had no financial statement impact on the Company’s net loss or loss per share in any quarterly or annual reports as filed with the Commission in 2013 or 2014.

Additionally, the Company considered a speech given by the Commission’s Associate Chief Accountant in 2006 in which he acknowledged that financial statements may contain quantitatively large errors that are nonetheless immaterial. The Associate Chief Accountant noted in his speech that the key consideration is whether the financial statements containing the error are nonetheless reliable. The Company considers the most important financial metrics for investors in the Company’s securities to be: 1) revenue and 2) total controllable cash-based operating expenses. The Company considers the most important financial metric to be revenue because the Company commercialized its first product in January 2013, and investors are principally concerned with the Company’s ability to monetize its product, and demonstrate net product sales growth. The Company considers total controllable cash-based operating expenses to be the second most important metric because this metric demonstrates the management team’s ability to effectively budget and operate within the financial constraints that have been presented to the investor community. These two metrics align with the financial guidance that the Company provides in its quarterly and annual public earnings releases, and are the most important metrics that a reasonable investor currently utilizes to measure the Company. These metrics were not impacted by the misclassification of certain Medical Affairs’ expenses.

The Company’s qualitative analysis also considered the following factors with respect to the misclassification:

•	There was no impact on earnings or other trends as total operating expenses, total net loss and loss per share do not change in any quarterly or annual public statements as filed with the Commission. Although the Company considers total controllable cash-based operating expenses to be an important financial metric, and provides total annual operating expense guidance to the investor community as part of its quarterly earnings presentations, the Company does not further breakdown its operating expense guidance into classifications. The Company does not believe that the classification of operating expenses would materially alter the investment decisions of a reasonable investor, and would not impact analysts’ consensus expectations.

•	The Company only operates in one segment and therefore, the misclassification does not impact the Company’s reporting on its operations.

•	The misclassification does not impact the fact that the Company has always operated at a loss.

•	The Company is not subject to financial regulatory requirements, and the only loan covenant that the Company was required to adhere to, during those periods, is a liquidity covenant, therefore, the misclassification does not impact the Company’s compliance with any regulatory, loan or other contractual requirements.

•	The Company’s senior management team’s compensation is directly tied to the Company’s corporate goals, and the classification of operating expenses is not a corporate goal, therefore, the misclassification had no effect of increasing management’s compensation.

•	The misclassification does not involve the concealment of an unlawful transaction.

Based on the quantitative and qualitative factors discussed above, the Company does not believe that the reclassification of $0.7 million through the nine months ended September 30, 2014 or the $1.1 million for the year ended December 31, 2013 from R&D expenses to SG&A is material and therefore, disclosure of the corrected amounts would not significantly alter the information used by a reasonable investor to make investment decisions. However, the Company will properly classify such amounts prospectively in all future filings. In addition, the Company will add further disclosure of the nature of the activities performed by its Medical Affairs function in its future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Unaudited Condensed Consolidated Financial Statements

Note 6: Debt Financing: Convertible Bond Hedge and Warrant Transaction, page 15

2. Please tell us why the warrants you sold in this transaction are properly classified in equity and reference for us authoritative literature you relied upon to support your accounting. In your response, specifically tell us how the strike price of these warrants can be adjusted and why these adjustments do not trigger derivative accounting.

Response to Comment No. 2

In connection with the offering of the 2.0% Convertible Senior Notes due in 2019 (the “Convertible Notes”) in August of 2014, the Company also entered into separate warrant and bond hedge transactions with both Jefferies International Limited (“Jefferies”) and JP Morgan Chase Bank, National Association, London (together, the “Counterparties”). The warrants are freestanding financial instruments that entitle the holder to purchase one share of the Company’s common stock for each warrant at an initial strike price of $53.375.

The Company classified the warrants as equity after analyzing relevant factors as stipulated by the accounting guidance prescribed by ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging.

ASC 480 Analysis

First, the Company evaluated the guidance of ASC 480, which defines a freestanding financial instrument as either: (1) entered into separately and apart from any of the entity’s other financial instruments or equity transactions or (2) entered into in conjunction with some other transaction and are both legally detachable and separately exercisable. Although the warrants were issued together with the Convertible Notes, they are both separately exercisable from those other financial instruments (i.e., exercise of warrants does not terminate the Convertible Notes or Bond Hedge) and legally detachable (i.e., warrants can be transferred to a third party).

ASC 480-10 requires that an entity classify a freestanding financial instrument that is within its scope as a liability (or an asset) if it (1) is mandatorily redeemable, (2) embodies an obligation to repurchase the entity’s shares and requires (or may require) the entity to settle the obligation by transferring assets and (3) embodies an unconditional obligation outside of the entities control that the entity must or may settle by issuing a variable number of its shares.

The warrants do not meet any of the above criteria as they (i) are not an instrument issued in the form of shares that is mandatorily redeemable; (ii) represent a conditional obligation to issue shares (with these shares not themselves redeemable outside of the Company’s control), but not an obligation to repurchase the issuer’s shares by transferring cash or assets; and (iii) are not deemed to be an obligation that results in the delivery of a variable number of shares that has (a) a fixed value, (b) fluctuates in value inversely to the issuer’s share price or (c) derives its value from an underlying other than the entity’s stock price, as the warrants are exercisable for a fixed number of shares with a monetary amount that varies based on the fair value of the underlying shares. Therefore, the warrants are not liabilities under ASC 480 and require analysis under ASC 815.

ASC 815 Analysis

The warrants meet the definition of a derivative under ASC 815-10-15-83 as there is (i) an underlying and notional amount (the stock price and the number of shares underlying the option), (ii) no or minimal net investment as the premium paid by the Counterparties was substantially less than what it would have cost to purchase the underlying shares, and (iii) the warrants are contractually net share settleable. As such, the Company assessed the scope exception in ASC 815-10-15-74(a) which states that a company should not consider a contract to be an ASC 815 derivative instrument, if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity. To determine if the warrants are indexed to the Company’s own stock, they must be analyzed under ASC 815-40-15, and to determine if they could be classified as stockholders’ equity they must be analyzed under ASC 815-40-25.

Indexed to an Entity’s Own Stock

The Company analyzed whether the warrant is indexed to the Company’s common stock in the two step process outlined in ASC 815-40-15-7 by first evaluating whether the instrument contains any contingent exercise provisions and second by evaluating the instrument’s settlement provisions.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any

ASC 815 states that an exercise contingency does not preclude a conclusion that the warrants are indexed to the Company’s stock provided that it is not based on (1) an observable market, other than the market for the Company’s stock, and (2) an observable index, other than an index calculated or measured solely by reference to the Company’s operations. Upon review of the agreement for the warrant, the Company noted that the warrants are automatically exercised on each expiration date outlined in Annex A to the warrant confirmation, unless the Counterparties notify the Company that they do not wish automatic exercise to occur prior to the respective expiration date. The first expiration date is November 15, 2019. Each expiration dates is contingent upon the passage of time, which is not considered to be an exercise contingency. In addition, various events (including without limitation announcement events, mergers, tender offers, nationalization, insolvency or delisting, Additional Disruption Events (which include contingencies such as a change in law, loss of stock borrow and increased cost of hedging) and Additional Termination Events (which include events such as a change in control and early unwind) may result in the early termination (i.e., exercise). These triggers are not indexed to something other than the Company’s own stock or operations, and therefore are permitted under this guidance.

Step 2: Evaluate the instrument’s settlement provisions

Under Step 2 of ASC 815-40-15, the warrants would be considered indexed to the Company’s common stock if the amount of the settlement would equal the difference between the (1) fair value of a fixed number of the Company’s common stock and (2) a fixed monetary amount or a fixed amount of a debt instrument issued by the Company. The standard settlement provisions provide for the delivery of a fixed number of shares at an initial strike price of $53.375. The warrant includes provisions which call for the Calculation Agent (Jefferies) to make various adjustments upon early termination and certain extraordinary events to the strike price, number of options, option entitlement and other variables relevant to the exercise, settlement or payment amount in order to offset the effect on the fair value of the warrant resulting from such events. Such events include announcement events, mergers, tender offers, nationalization, insolvency or delisting, Additional Disruption Events or an Additional Termination Events may result in the early termination (i.e., exercise). These potential adjustments are intended to adjust the terms of the instrument to offset the net gain or loss resulting from such event, such as a merger announcement. As discussed further under ASC 815-40-15-7G, a merger announcement or any similar type of event may cause an immediate jump (up or down) in the price of shares underlying an equity-linked option contract. Such adjustments are consistent with paragraph ASC 815-40-15-7G which states that for purposes of applying Step 2, fair value inputs can include adjustments to neutralize the effects of events that can cause stock price discontinuities. In addition, the adjustments allow the Counterparties to maintain their hedge position as which is permitted under ASC 815-40-15-7E. The agreement also states that for purposes of making any adjustments, the Calculation Agent shall make such adjustment assuming that the hedging party maintains a commercially reasonable hedge position.

The terms of the warrant confirmation are also subject to adjustments for dilutive events including: subdivisions, consolidation or reclassification of relevant shares, stock dividends or distributions of other share capital or securities and, and stockholder rights being distributed. These adjustments are consistent with paragraphs 42 and 43 of ASC 815-40-55, which would not preclude a conclusion that the warrants meet the fixed-for-fixed criteria, as these adjustments are normal adjustments using variables in an option valuation model.

Upon settlement of the warrant, if the Company elects to effect a private placement agreement, rather than a registration statement for the shares (i.e., not freely tradable in an active market), the shares would be valued taking into consideration a liquidity discount determined by the Calculation Agent in a commercially reasonable manner. The following liquidity adjustment allows the Company to settle in unregistered shares but taking into consideration that the value of those shares is less than registered shares because there is not a market available to sell the shares. As such, the adjustment is considered an input into a fixed-for-fixed model as it is taking into consideration the fair value of an illiquid share. Additionally, upon the Counterparties selling unregistered shares delivered by the

Company into the market, make-whole shares would also be issued if the Investment Banks receive proceeds less than the total obligation owed by the Company. This would not preclude indexation as the settlement value is fixed at this point in time and the number of additional shares would be based on the Company’s current stock price.

Under certain of the early termination events discussed above, the warrants can be settled based on the fair value of the warrants at the termination date. The fair value is determined by the Calculation Agent (who must act in good faith and use commercially reasonable procedures in determining the fair value). Those considerations include assumptions that are consistent with valuation methods used in measuring the fair value of options that meet the fixed-for-fixed criterion. As a result, the Company has concluded that these provisions do not violate the fixed-for-fixed criterion.

The Company assessed the potential anti-dilution adjustment for dividends under paragraph 815-40-15-7E, which states that “the fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including expected dividends or other dilutive activities”. Such adjustments are meant to offset their effects on the fair value of the warrant and thus, the adjusting variables are considered to be inputs to the fair value of a fixed-for-fixed contract on equity shares pursuant to ASC 815-40-15. Accordingly, the settlement provisions do not preclude the warrant from being considered indexed to the Company’s stock.

Classification in Stockholders’ Equity

ASC 815-40-25 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the additional criteria of paragraphs ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 are also met. The terms of the warrants require net share settlement except upon an early termination by which the Company has the election to choose settlement in shares or cash other than certain events that could lead to holders of common stock receiving cash (i.e., nationalization, insolvency or a merger where all the holders of common stock receive all cash) or other events specifically within the Company’s control. The guidance in ASC 815-40-25-7 through 815-40-25-9 does not preclude equity classification when the cash payment is triggered by events in which the holders of common stock also receive cash. As such, the Company has concluded that the warrants meet the initial criteria for equity classification.

The Company also considered the additional criteria for equity classification as detailed in ASC 815-15-40-25-7 through 815-15-40-25-35 as detailed below:

1)	Settlement is permitted in unregistered shares. The warrants do contain provisions related to the delivery of registered or unregistered shares of common stock. To the extent the shares delivered in settlement of the warrants are not immediately freely transferable by the holders, the Company may either deliver shares covered by an effective registration statement or delivery of shares covered by a private placement. If a private placement, the Company would deliver additional shares such that the value of the unregistered shares as determined in a commercially reasonable manner reflect an appropriate liquidity discount, which equals the value of shares that otherwise would be freely traded. The Company recognizes that delivering registered shares is outside of the Company’s control for accounting purposes and therefore, considered whether the delivery of additional shares to compensate for the liquidity discount on unregistered shares impacts the classification of the warrants as equity. ASC 815-40-25-17 specifically states “a contract may specify that the value of the unregistered shares to be privately placed under the share settlement is to be determined by the counterparty using commercially reasonable means. The valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term “commercially reasonable means” is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would compel an entity to net cash settle the contract. As such, this provision does not preclude the conclusion that the warrants qualify for equity classification.

2)	Entity has sufficient authorized and unissued shares. The Company has an adequate amount of shares to cover the maximum number of shares that can be exercised under the warrants. The maximum number of shares that can be issued under the warrants is capped at 15,786,290 and the Company has sufficient authorized and unissued shares available to settle the warrants.

3)	Contract contains an explicit share limit. As mentioned above, the warrants contain a cap and the Company has sufficient authorized and unissued shares available to settle the warrant.

4)	There are no required cash payments under the warrants if the Company fails to make timely filings with the Commission.

5)	There are no cash-settled top-off or make-whole provisions as any additional shares issued are limited to the number of shares within the cap. These provisions should not preclude equity treatment.

6)	The terms of the warrants do not grant the holders any rights that rank higher than stockholder rights.

7)	There are no collateral requirements under the terms of the warrants.

Under ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 the warrants meet the definition of an equity instrument as the Company has met the 7 conditions listed. Therefore, the warrants meet the ASC 815 scope exception and are not accounted for as derivatives as they are deemed indexed to the Company’s own stock and are classified in stockholders’ equity.

*    *    *

In connection with the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at (617) 500-6235. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Mark Fitzpatrick
Mark Fitzpatrick
Chief Financial Officer